UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FPIC INSURANCE GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302563-10-1

(CUSIP Number)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 2 Pages

Item 1.
(a) Issuer: FPIC INSURANCE GROUP, INC.
(b) Principal executive office:	225 Water Street, Suite 1400
Jacksonville, FL 32202

Item 2.
(a) Person filing:	National City Corp.
(b) Principal business office:	1900 East Ninth Street
Cleveland, Ohio 44114

(c) Citizenship:	United States
(d) Class:	Common Stock
(e) CUSIP:	302563-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Classification:	Registered investment advisor

Item 4.	Ownership.

(a)	Amount beneficially owned as of April 8, 2005: -0-

(b)	Percent of class: 0.00%

(c)	(i) Sole power to vote or direct vote: -0-

(ii)	Shared power to vote or direct vote: -0-

(iii)	Sole power to dispose or direct disposition: -0-

(iv)	Shared power to dispose or direct disposition: -0-

(v)	None

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

National City Investment Management Company
Classification: Registered Investment Adviser

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2005 Date

Scott A. Krouse

Scott A. Krouse

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